February 11, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0407
Attention: Mitchell Austin

Re:	F5 Networks, Inc.
Annual Report on Form 10-K
Filed November 22, 2013
File No. 000-26041

Dear Mr. Austin:
We are submitting this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Commission”) that we received from you orally in our telephone conversation on February 6, 2014 relating to the Annual Report on Form 10-K (the “Form 10-K”) of F5 Networks, Inc. (the “Company”) filed with the Commission on November 22, 2013.
In that conversation, you requested that the Company confirm that Mr. Andy Reinland, who was indicated on the Form 10-K as signing the Form 10-K in the capacity of Executive Vice President, Chief Financial Officer (principal financial officer), was also signing the Form 10-K in the capacity of the Company’s principal accounting officer pursuant to General Instruction D(2) of such form.
We hereby confirm that Mr. Reinland signed the Form 10-K in the capacity of both the Company’s principal financial officer and principal accounting officer.

The Company hereby acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (206) 272-6519 with any questions regarding this letter.

Very truly yours,

/s/ Scot F. Rogers
Scot F. Rogers
EVP & General Counsel

cc:	John McAdam
Andy Reinland
Greg Davis